NEWS RELEASE

BONTAN RECEIVES ISRAEL OFFSHORE OIL AND GAS LICENSE TRANSFER APPROVAL

Toronto, Ontario, June 17, 2010 – Bontan Corporation Inc. (OTCBB: BNTNF) (”The Company”, “Bontan”) announces the following:

347/Myra and 348/Sarah Licenses

The Petroleum Commissioner of the Israel Ministry of National Infrastructure (“MNI”) confirmed on June 16, 2010 that our application for transfer and registration of the participation rights in the two licenses the 347/Myra and 348/Sarah has been approved.

Bontan’s indirect working interest in these licenses is now 10.45% reduced from 11% due to the sale of a 5% interest to the Operator, Geoglobal Resources (India) Inc., (“GGR”) (AMEX: GGR).   As previously announced. Bontan’s interest is held through its 76.79% equity interest in Israel Petroleum Company, Limited, (“IPC Cayman”) which in turn is the 100% owner of I.P.C. Oil and Gas (Israel) Limited Partnership, which is now the registered holder of 13.609% interest in the above licenses.

 The MNI notified our group that our application for the Michal license was not approved.

Samuel License

As per the agreement signed with GGR, the operator has granted the existing partners of the Myra and Sarah licenses an option to purchase from the operator up to 20% in accordance with their pro rata share, an additional offshore license known as “Samuel” located within the territorial waters of the State of Israel.

 The MNI has now awarded the Samuel license to GGR and their partners. IPC is now entitled to acquire 2.72% of the Samuel license, of which Bontan’s share would be 2.09%.

Kam Shah, CEO comments, “With the confirmation of the registration of our rights on the two licenses and appointment of an operator, we expect the work on the development of the two licenses to accelerate. The confirmation by the MNI also puts an end to all the controversies surrounding the rights over these licenses."

About The Offshore Israel Project

The Offshore Israel Project comprises two Licenses – Sarah and Myra - covering approximately 310 square miles and is located in the Levantine Basin near the recent 8.4 TCF Tamar 1, Tamar 2, and the .8 TCF Dalit natural gas discoveries by Noble Energy Inc.

The right to the licenses is held by a group comprising of Bontan’s Israel Petroleum Company, Limited (“IPC”), Tel Aviv-based Emanuelle Energy Ltd. (“Emanuelle”) and IDB-DT Energy (2010) Ltd. (“IDB-DT”), Blue Water Oil & Gas exploration Ltd and GeoGlobal Resources (India) Inc. under an Agreement entered into on March 24, 2010 and subsequent addendum and  an operators agreement.

Prospective Resource Evaluation Report prepared in accordance with National Instrument 51-101, Section 5.9 standards for review and assessment of prospective resources  has been updated as of May 1, 2010 by Chapman Petroleum Engineering Ltd, an independent Calgary based consulting firm (http://www.chapeng.ab.ca/). According to this report, given below is an extract from the report relating to the before and after risk values of the evaluated prospects using forecast prices and costs:

Bontan’s 10.45% Net Value, US Dollars
	Before Risk Combined Prospects	After Risk Combined Prospects
Undiscounted	$2.6 billion	$767 million
Discounted @ 5%/year	$1.33 billion	$390 million
Discounted @ 10%/year	$727 million	$209 million

 About Bontan Corporation Inc.:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, refer to our website www.bontanoilandgas.com  and contact  John Robinson at (416) 860-0211.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, including:  the effect of economic and political developments in Israel;  the reliance on Emanuelle, IDB-DT and IPC, as well as third-party consultants and contractors, to develop the Project;  the ability of Bontan and IPCCayman to raise sufficient capital and demonstrate adequate financial capability to the MNI, and the associated dilution to current investors’ interests associated with the issuance of additional debt and equity securities;  the risk that the Data may show or suggest, or that the License sites ultimately may contain no, or limited amounts of, hydrocarbons;  the volatility in commodity prices for crude oil and natural gas;  the presence or recoverability of estimated reserves;  the potential unreliability or other effects of geological and geophysical analysis and interpretation;  exploration and development, drilling and operating risks;  competition for development of the Project;  environmental risks;  government regulation or other action;  potential disruption from terrorist activities or warfare in the region or at the Project site;  general economic conditions;  and other risks we identify from time to time in our filings with the U.S. Securities and Exchange Commission and securities regulators in Canada.  Bontan assumes no obligation and expressly disclaims any duty to update the information in this Press Release.

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